FILED BY NETFLIX, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WARNER BROS. DISCOVERY, INC.

COMMISSION FILE NO. 001-34177

On December 17, 2025, Greg Peters, Netflix co-CEO, joined “CNBC; Squawk Box.” A copy of the transcript for the interview can be found below.

Greg Peters CNBC; Squawk Box Interview Transcript

Andrew Ross Sorkin: And now he’s got Netflix’s co-CEO Greg Peters with him.

David Faber: And you guys will join in this as well but certainly very happy to have Greg Peters, the co-CEO of Netflix, join us now on a morning in which, of course, their deal to acquire Warner Bros. Discovery has been reaffirmed essentially by the Warner Board. You heard from Sam Di Piazza just a little while ago right here. Greg, great to have you with us this morning, thank you.

Greg Peters: Good to be here.

David Faber: I’d love to start with antitrust, because it has been one of the key risks seen for both your deal and potentially as well for the Paramount deal. In its communications this morning, the Warner Bros. Board says: despite media statements to the contrary, they don’t think there’s a material difference in regulatory risk between the two deals. How do you see it for Netflix as the path to getting approval here, given so many people seem to have objections to putting together the number one and number three streamer in both Netflix and HBO?

Greg Peters: Yeah, we believe the regulatory process will ultimately conclude based on the facts, and we feel those facts really support the approval of the deal. We’re confident regulators will ultimately see this as pro-consumer, pro-creator, pro-worker, pro-growth, pro-innovation and pro-competition. You came up with a few examples of how you might define the market. We look at, you know, the market definition in a couple different ways. A key one for our side is just, you know, who’s winning TV view share? And I think if you look at that, we’re way low in the rankings. We’re sixth behind Google and YouTube, behind Disney, behind Comcast, NBC, Fox, Paramount. Even when we put, you know, HBO Max and HBO on top of the Netflix viewing, that still puts us behind YouTube and Disney. So, we believe there’s a really good story as to why this is a deal that’s good for consumers at the end of the day, why it doesn’t hurt creators in any way. And we’re already engaged with competition authorities, including DOJ and EU Commission to explain that to them.

David Faber: You are. So, you’ve already begun that engagement. Can you describe at all, what you’re seeing there and/or what is giving you, perhaps, confidence that you can, in fact, meet any objections they may have?

Greg Peters: Well, I think it’s just, you know, helping them, you know, with the facts essentially around what’s happening. And I think, you know, we mentioned the view share on TV. Another way to look at this is, I’ve heard people talk about combining the number of subscribers, and I think it’s important to understand that, you know, the two services are highly complementary.

More than 75% of HBO Max members also subscribe to Netflix, so this creates actually an opportunity to offer consumers a more tailored, better optimized subscription plan. More value. We also think, you know, when you think about the number of buyers that are out there on the creator side, we’ve got new buyers coming in like Amazon, Apple, we’ve got the fast services, you know, like Tubi. So, there’s a tremendous number of ways to get your project made and get it out to an audience.

David Faber: Yeah. And to those who would say, well, really, they’re just buying HBO obviously, as part of this overall deal, but HBO in particular, to kill it. You talk about the overlap, to you know, to put a key competitor out of business – or to really put it aside and sort of undermine it – how do you respond to that criticism?

Greg Peters: Well, I think that would be a very bad idea, because, I mean, we think there’s a tremendous value in HBO and it’s an amazing brand. It says prestige TV. We’re excited to double down on that promise. I think actually, the HBO brand and service gives us another tool for how we think about assembling our plans. How do we deliver different offerings to our members? We’ve just gone through a similar exercise with our ad plans, where we had to think about how do you compose the right set of offerings to satisfy different consumers, while maximizing the value for the business? That sort of key thesis with regard to the HBO brand and service, is a key part of value for us. So, we want to see HBO thrive rather than the opposite.

David Faber: Yeah. To come back to antitrust for a moment, the President is going to play an important role here. Is there any indication you’ve gotten from the administration in terms of how they’re going to view this transaction?

Greg Peters: I think just stepping back, the President and this administration, they care about American industry. They care about the success of American companies. I think we have a great story that we’ve created over 140,000 jobs in just the last four years in the United States. If we think about production, post-production, construction – we support small businesses and local communities. So I really think this deal is a win for the entire industry. It brings an important, iconic studio into a sustainable model. That means more investment, that means more opportunities, more American jobs, more union jobs, more production staying in the United States.

David Faber: EU is going to play an important role. You raised it as well. What are your expectations there? We oftentimes can just get, you know, overly focused on the US regulatory process.

Greg Peters: Yeah and as I mentioned, we’re already engaged with the EU Commission as well. I think we have a similar story there, where we can bring more opportunities for creators in the European Union to tell their stories in big ways and bring that to a bigger global audience. One of the things we love about this deal, the other big center of value for us, is there’s an incredible library of content out there in the Warner Bros. catalog, and we can bring that to more people around the world and create value for consumers and for creators as a result.

David Faber: Becky’s got a question.

Becky Quick: David, thanks. Greg – just spoke with one of your shareholders, Mario Gabelli, a little bit ago and just asked him what he thought about all of this, with the filing coming out today and seeing what’s happening. And Mario’s firm, Gabelli Funds, I think owns about 5.7 million shares of Warner Bros. Discovery. It’s going to be a big question on what shareholders decide to do with all of these issues. He said, basically, he most importantly would like to continue to see this whole deal in play. With looking at Netflix on this, he said he’d love to see a higher cash portion of that offer coming in cash from Netflix and maybe eliminate the collar on this. But ultimately, he said he’s still deciding where he thinks this is going and would like to see this still in play. Is Netflix going to sweeten its offer?

Greg Peters: Well, I would say I don’t want to speculate on what’s going to happen from here. We are pretty happy that we’ve presented a pretty strong deal, and I think the Warner Bros. Discovery Board sent a pretty clear message that they believe that this is the best value. It’s the most certain path forward. Our deal structure is clean, it’s certain, we’re a scaled company with an over $400 billion market cap. We’ve got a strong investment grade balance sheet. This deal offers flexibility for Warner Bros. to do what they’re planning on doing, which they think is best for their business, which is separate Discovery Global. So we’re, you know, we believe this is a great deal and, you know, we’d love to see this through.

David Faber: Greg, if I could step back for a minute and just sort of, you know, given I haven’t had this chance to ask you this question or to Ted, why are you doing the deal? I mean, there have been many who were sort of questioning it throughout, saying they’re not really serious here. My reporting indicated otherwise, but they worry about your multiple. They worry about what it says about how you view your own ability to grow, and that your multiple therefore will take a hit longer term here, as you integrate this. They worry about integration. You’ve never done a deal, let alone a deal of this size. Why is this worth undertaking all of this distraction and risk?

Greg Peters: I think we’re in the business of doing things that we’ve never done before and learning how to do them well. I mean, we didn’t do ads before. We didn’t do live before. I think those have been quite successful and additive to the business and we’re going to make them even more successful. At the end of the day, you know, we like our organic growth path. We’re on a great trajectory to deliver double-digit growth still, we see that coming for many years. But, we saw as we got into looking at this opportunity, basically the opportunity to accelerate that. And we think about the catalog of titles. We think by bringing those to, you know, bigger distribution reach, by having a best-in-class product experience, we unlock more value for both consumers and for creators. We do that day in and day out. So, this is just another opportunity to do that more. I mentioned the HBO brand. We think there’s an opportunity to bring that into the mix, and that helps us elaborate our plan offering and optimize value both for consumers as well as for the business. So, we looked at this and we said, hey, you know, it’s probably irresponsible for us not to actually bid on this and bid on it in a disciplined way. And if we can bring it in, then we’ll figure out how to do the integration, just like we figured out how to do a bunch of stuff that we’ve never done before.

David Faber: Yeah. And you’re not concerned, ultimately? I mean, you’re multiple to earnings has been the envy of the media business for years. Are you concerned at all that you put that in danger?

Greg Peters: I think, you know, we’ll prove it just like we’ve proved it every, you know, previous quarter, you know, that we can actually make value out of this and we’ll show our shareholders how we’re doing that. And I think the results will speak for themselves.

David Faber: When it comes to whether you would raise – Becky asked the question, but I’m curious. Obviously, you don’t need to now – you’ve got a deal, it’s been reaffirmed. But there certainly is a possibility that Paramount will come back, and it is possible they will meet many of the objections raised by the Board. If that does happen, will you guys fight to keep this asset?

Greg Peters: Let’s see what happens. I would also say that we have shown, you know, again and again and again through multiple deals – you think about licensing deals when we bid for rights for live events, etc. – you know, we do the work to establish what’s the value to the business. You know, we bid aggressively up until that point, but also we, you know, are dispassionate when it comes to the fact if somebody is willing to bid more than we say, okay, you know, godspeed, and we’ll exercise the same discipline here.

David Faber: Yeah. When it comes to the Hollywood community, I had Bob Iger on with me last week as well, sort of talking broadly in terms of would it be healthy for Netflix to own Warner Bros.? What will the impact be on the creative community, on the ecosystem of television and films, particularly motion pictures. What do you say to those who are very concerned ultimately, that you’re still going to follow the Netflix model? You’re not going to really release as many movies, and ultimately this could be damaging to that entire community, some of whom have stood up already and indicated their concern about the about the deal itself.

Greg Peters: Yep. We will maintain Warner Bros. operations. That means we’re 100% committed to releasing Warner Bros. films in theaters with industry standard windows. I think if you step back, Warner has three core businesses that Netflix doesn’t have. It’s got a successful theatrical film division, it’s got a world class television studio, it’s got HBO, we mentioned that before. We see these as assets, not as liabilities. We want to preserve their value, we want to preserve their contributions, we’re going to operate them as such. You know, we’ve debated building these businesses multiple times in the past, and it’s not—we thought there were good businesses, it’s just that we had other things to focus on. But now, as part of this transaction, we bring mature, world-class versions of these businesses in-house, and we’re looking forward to adding that expertise. So, I’d say, you know, this is complementary. We want to keep that value and we’re going to keep those operations essentially as they have been running before.

David Faber: Yeah. There had been some talk, let’s call it, that you and Ted Sarandos had a different view of this and that you were not nearly as enthusiastic about the transaction. Is that true?

Greg Peters: No. It’s actually – it’s been remarkable because I think that we assumed we might come in with different perspectives on it as well. But we did the work, and really the work speaks for itself, which is you get in and you actually build the models, you understand how would these titles contribute. And again, remember this is an exercise we do day in and day out where we’re looking at various different licensing opportunities, understanding how will titles perform on our service. So we have a very elaborate, deep understanding of how that works. And when you’ve got that, you know, that model, then you do the hard work and you beat it up and you challenge yourself on all the assumptions. But when you conclude at the end of the day that there is a tremendous amount of value creation in this kind of deal for our members, the people that we serve, for the creative community as well, we look at it and we say, you know, we’re excited both to move forward.

David Faber: Yeah. And finally, Greg, back to the sort of antitrust, the gamut of things you run. When do you see the deal closing? What are your expectations in terms of when you will actually own this asset?

Greg Peters: We’ve been looking at this as a 12-to-18-month process. Obviously, you know, there’s different regulatory paths across different jurisdictions. But again, you know, we think that we’ve got a very clear message. Regulators will do their work as they should do, that’s fine. We expect them to do – we will support them through that process. But we believe at the end of the day, the data is going to speak for itself.

David Faber: And if you’re taken to court, will you fight?

Greg Peters: Yeah, we have a good case, and we believe that we should defend that case and make that case strongly.

David Faber: Greg, very much appreciate your taking time this morning. Thank you.

Greg Peters: Thank you.

David Faber: Greg Peters, co-CEO of Netflix. Becky, send it back to you.

* * *

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix, Inc.’s (“Netflix”) and Warner Bros. Discovery, Inc.’s (“WBD”) current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Discovery Global business and Warner Bros. business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of WBD’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Netflix intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the proposed transaction and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. WBD also intends to file a registration statement for the newly formed subsidiary of WBD that will be spun off from WBD prior to the closing of the proposed transaction.

The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx.

The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 17, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.